SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BGS ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G1082J100
(CUSIP Number of Class of Securities)

Cesar Baez
c/o BGS Acquisition Corp.
6342 North Bay Road
Miami Beach, FL 33141
(305) 866-1102
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$8,449,479.15	$1,152.51

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 832,461 ordinary shares of BGS Acquisition Corp., no par value, at the tender offer price of $10.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,152.51	Filing Party: BGS Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: October 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“BGS” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission  (the “SEC”) on October 21, 2013, as amended by Amendment No. 1 thereto filed with the SEC on November 5, 2013 (the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 2, relates to the Company’s offer to purchase for cash up to 832,461 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.15 per share, net to the seller in cash, without interest for an aggregate purchase price of up to $8,449,479.15. The Company’s offer was made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated November 4, 2013 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(F) to the Schedule TO and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(G) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet, Item 4. Terms of the Transaction and Item 11. Additional Information.

Items 1, 4 and 11 of the Schedule TO and the sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by the following:

“On November 19, 2013, BGS Corp. issued a press release announcing that it had extended the tender offer until 11:59 p.m., New York City time, on November 22, 2013. The full text of the press release announcing the extension of the Offer is filed as Exhibit (a)(5)(A), to Amendment No. 2 to the Schedule TO and is incorporated by reference into the Schedule TO.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(A)*	Press Release dated November 19, 2013.

*Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer
Date:  November 19, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(A)*	Press Release dated November 19, 2013.

*Filed herewith